SYMS CORP
ONE SYMS WAY
SECAUCUS, NEW JERSEY 07094

August 30, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp

Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010

Form 10-K for the Fiscal Year Ended February 26, 2011
Filed May 13, 2010

File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant”) in connection with the comment letter emailed by the Staff to the Registrant on August 2, 2011.  The Registrant seeks approval for an additional extension of the ten (10) business days to respond to the comment letter.  Therefore, the response shall be filed on or before September 14, 2011.

The Registrant has been working diligently to respond to the comments. However, given the importance to the Registrant of the issues raised, the impact that the responses will have on future filings and the need to coordinate the responses with our Audit Committee, our auditors and our outside counsel, the Registrant believe the additional time is necessary to assure appropriate responses.

Kindly contact the undersigned if you would like to discuss this letter.

Very truly yours,

SYMS CORP

By:	/s/Laura McCabe Brandt
Name: Laura McCabe Brandt
Title: Vice President, General Counsel & Corporate Secretary

cc:	Gary Binkoski, Interim Chief Financial Officer